CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04012707

February 2, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports 75% growth in fee-generating assets in 2003

TORONTO (January 2, 2004) – CI Fund Management Inc. ("CI") today reported total fee-generating assets at December 31, 2003, of $59.1 billion, an increase of 75% from a year earlier.

This total consisted of mutual and segregated fund assets of $33.6 billion, assets under management by Assante Corporation of $7.5 billion, labour-sponsored funds of $869 million, structured products of $892 million, institutional accounts of $4.7 billion, and Assante assets under administration (net of assets under management) of $11.5 billion.

Excluding the Assante assets under administration (net of assets under management), CI's total fee-earning assets were $47.6 billion, an increase of 41% from a year ago.

In December, CI subsidiaries CI Mutual Funds Inc. and Assante posted combined net sales of $5 million, which included net sales at Assante of $51 million and net redemptions of $46 million at CI Mutual Funds.

Also during the month, CI subsidiary Skylon Advisors Inc. closed another structured product offering, the High Yield & Mortgage Plus Trust. The amount raised was $115 million, the maximum allowed under the terms of the offering.

The growth in CI's assets during the year reflects the acquisitions of Synergy Asset Management Inc. in October and Skylon Capital Corp. and Assante in November, as well as positive performance by CI's funds.

"In 2003, CI was transformed into a diversified wealth management company with a dominant position in the top tier of the industry. Assets under management reached $41 billion, an all-time high for CI," said William T. Holland, President and Chief Executive Officer.

"We are very pleased with the performance of CI's funds in 2003, especially the American and global funds which had, as a group, their best performance relative to the indexes in years," Mr. Holland said.

Most notably, Bill Miller, Portfolio Manager of CI Value Trust Fund, outperformed the S&P 500 Index by more than 10 percentage points for the year – extending his record of beating the index to an unprecedented 13th consecutive year.

Other CI American equity funds also outperformed the index, including those managed by Webb Capital Management, BPI Global Asset Management and Steinberg Priest & Sloane Capital

CI Funds — News Release

Management. In the global equity category, funds managed by Altrinsic Advisors, Trilogy Advisors, and Webb Capital outperformed the MSCI World Index by a significant margin.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI and its products, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information, contact:
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX

FOR IMMEDIATE RELEASE

CI FUND MANAGEMENT INC. REPORTS SECOND QUARTER RESULTS AND INCREASES DIVIDEND 25%

Toronto (January 14, 2004) - CI Fund Management Inc. today released unaudited financial results for the three and six months ended November 30, 2003. CI's reported net income of $15.2 million ($0.06 per share) for the quarter is net of a $24 million charge relating to legislated increases in income tax rates, before which CI's income would be $39.2 million ($0.16 per share) for the quarter.

REVIEW OF THE THREE MONTH PERIOD ENDED NOVEMBER 30			
HIGHLIGHTS	2003 (millions except per share amounts)	2002 (millions except per share amounts)	% change
Total Fee-Earning Assets	$56,443	$34,643	62.9
Total Managed Assets	$44,757	$33,779	32.5
Net Income	$15.2	$21.4	-29.0
Adjusted Net Income*	$39.2	$21.4	83.2
Earnings Per Share	$0.06	$0.09	-33.3
Adjusted Earnings Per Share*	$0.16	$0.09	77.8
EBITDA**	$81.4	$87.6	-7.1
EBITDA** Per Share	$0.33	$0.37	-10.8
Shares Outstanding, end of period	295.8	234.2	26.3
Average Shares Outstanding	247.1	234.2	5.5

*Adjusted net income and adjusted earnings per share are non-GAAP (generally accepted accounting principles) earnings measures which reflect CI's income net of a $24 million non-cash charge relating to legislated increases in income tax rates and their impact on the future income tax liability on fund management contracts acquired in the prior year.

**EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

REVIEW OF THE SIX MONTH PERIOD ENDED NOVEMBER 30			
HIGHLIGHTS	2003 (millions except per share amounts)	2002 (millions except per share amounts)	% change
Total Fee-Earning Assets	$56,443	$34,643	62.9
Total Managed Assets	$44,757	$33,779	32.5
Net Income	$58.7	$39.0	50.5
Adjusted Net Income*	$82.7	$39.0	112.1
Earnings Per Share	$0.24	$0.18	33.3
Adjusted Earnings Per Share*	$0.34	$0.18	88.9
EBITDA**	$162.8	$164.8	-1.2
EBITDA** Per Share	$0.68	$0.77	-11.7
Shares Outstanding, end of period	295.8	234.2	26.3
Average Shares Outstanding	240.8	215.3	11.8

*Adjusted net income and adjusted earnings per share are non-GAAP earnings measures which reflect CI's income net of a $24 million non-cash charge relating to legislated increases in income tax rates and their impact on the future income tax liability on fund management contracts acquired in the prior year.

**EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

Market Review

In the second quarter of CI's fiscal 2004, which ended November 30, 2003, markets continued to experience gains following the positive trend of the prior two quarters. During the quarter, the S&P/TSX Composite Index posted a return of 5.1%, the S&P 500 Index rose 5.5%, the Dow Jones Industrial Average rose 4.5%, the Nasdaq rose 8.4% and the MSCI World Index rose 8.3%. From a Canadian perspective, the gains in foreign markets were offset by the rising Canadian dollar, which strengthened 6.5% against the U.S. dollar during the quarter from $0.72 to $0.77.

Despite the positive market returns, the intense focus on mutual fund practices, primarily in the U.S., continued to cast a cloud over the industry. Though issues such as late trading and market timing of funds to take advantage of stale prices do not appear to be significant in Canada, the U.S. news stories overshadowed the Canadian industry and the strong rebound in mutual fund values in 2003.

Nevertheless, continuing positive market returns were reflected in overall mutual fund sales. Industry net sales, as reported by the Investment Funds Institute of Canada (IFIC), continued to trend upward with $589 million in net sales for the quarter ended November 30, 2003, compared with industry net redemptions of $2,835 million for the quarter ended November 30, 2002, and industry net sales of $46 million for the quarter ended August 31, 2003.

Operating Review

CI's operating and financial results include the results of Synergy Asset Management Inc. ("Synergy") for the period October 6, 2003, to November 30, 2003, Skylon Capital Corp. ("Skylon") for the period November 7, 2003, to November 30, 2003, and Assante Corporation ("Assante") for the period November 14, 2003, to November 30, 2003. It will not be until CI's third fiscal quarter, which ends February 29, 2004, that the operating and financial results of the above three companies will be reflected in CI's results for a complete quarter.

CI's total managed assets at November 30, 2003, were $44.8 billion, up 33% from $33.8 billion at November 30, 2002, and up 29% from $34.7 billion at August 31, 2003. The increase of $11.0 billion from November 30, 2002, was attributed to $7.2 billion of additional assets from the Assante acquisition, $1.6 billion from the Synergy acquisition, $0.8 billion from the Skylon acquisition and $0.5 billion in increased institutional assets. Market appreciation of CI's funds accounted for the remainder of the increase, offset partly by net redemptions of CI's funds. In addition, CI had $10.9 billion of assets under administration at Assante (net of $7.2 billion of assets under management referred to above) and $0.7 billion of other administered assets, for total fee-earning assets of $56.4 billion.

At November 30, 2003, CI's managed assets of $44.8 billion were comprised of $32.2 billion in mutual and segregated funds ($29.7 billion at November 30, 2002), $7.2 billion of assets under management in proprietary funds at Assante (nil at November 30, 2002), $4.4 billion in institutional assets ($3.9 billion at November 30, 2002), $0.2 billion of managed labour-sponsored fund assets (nil at November 30, 2002) and $0.8 billion in structured products ($0.2 billion at November 30, 2002). The increase in institutional assets was a result of winning additional mandates combined with market gains. The $32.2 billion in mutual and segregated funds included $1.5 billion in Class I funds (for which CI negotiates the management fees with institutional clients) and $0.2 billion in Class F funds (which have reduced management fees, but pay no trailer fees to financial advisers). At November 30, 2002, Class I and Class F funds had $1.2 billion and $0.1 billion in assets, respectively.

CI's assets as reported to IFIC were $31.0 billion at November 30, 2003. This figure is $9.4 billion below CI's actual $40.4 billion in non-institutional managed assets because IFIC uses a narrow definition of assets under management that does not include the $7.2 billion of Assante proprietary funds, $1.2 billion of segregated funds, $0.2 billion of managed labour-sponsored funds and $0.8 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management, product sales or conducting financial analysis of CI.

Average non-institutional managed assets for the quarter were $33.1 billion, up 12% from $29.6 billion for the quarter ended August 31, 2003, and up 13% from $29.3 billion for the quarter ended November 30, 2002. This was comprised of average mutual/segregated fund assets of $31.3 billion ($29.1 billion for the quarter ended November 30, 2002), average Assante proprietary funds of $1.3 billion (nil for the quarter ended November 30, 2002), average managed labour-sponsored fund assets of $0.1 billion (nil at November 30, 2002) and average structured product assets of $0.4 billion ($0.2 billion at November 30, 2002).

CI had net redemptions in its mutual/segregated funds during the quarter of $314.4 million. This compares with $32.8 million of net sales for the quarter ended November 30, 2002, and $30.7 million of net redemptions in the quarter ended August 31, 2003. During November 2003, Assante experienced net sales of approximately $31.0 million, which reduced CI Mutual Funds' net redemptions from $345.4 million to $314.4 million.

During the quarter, CI continued to be one of the industry's leaders for performance, as measured by Morningstar Canada fund rankings. As at November 30, 2003, CI had 17 funds with the top five-star rating, maintaining its position of being ranked as one of the top two companies in the industry over the past 12 months if measured on the basis of total five-star funds. Of note is the CI Value Trust Fund, which was 1,000 basis points ahead of the S&P 500 Index at November 30, 2003. This fund replicates the U.S.-based Legg Mason Value Trust, which subsequently ended calendar 2003 by outperforming the S&P 500 Index for a record 13 consecutive years.

During the second quarter of fiscal 2004, CI focused on integrating Synergy and Skylon into its operations. Both integrations were fully completed in November, including the conversion of back-office activity onto CI's existing administrative platforms. This was accomplished with a minimal increase in staffing levels, allowing CI to quickly realize the benefits of cost savings. These savings from economies of scale and the elimination of duplicate operations will provide ongoing benefits both to CI and unitholders of CI's funds.

At Assante, Joseph Canavan, formerly President and CEO of Synergy, was appointed President and CEO. Assante is being operated as a separate entity from CI's mutual fund operation. To date, Mr. Canavan and his team have focused on developing a plan to enhance the distribution and management of Assante's products through a comprehensive review of all operations.

The acquisition of Synergy closed on October 6, 2003. CI paid total consideration of $117 million, consisting of $94 million in cash and 1.66 million common shares of CI. Synergy had approximately $55 million of available tax losses. At closing, Synergy had total mutual fund assets of $1.6 billion.

The acquisition of Skylon, a firm specializing in labour-sponsored funds and structured products, closed on November 7, 2003. CI paid total consideration of approximately $34 million in cash. Skylon effectively had about $8.0 million of available tax losses. At closing, Skylon's assets under management consisted of approximately $167 million in labour-sponsored funds and $613 million in structured products and administered assets.

The acquisition of Assante closed on November 14, 2003. CI paid $889 million in the form of $312 million in cash and 38.8 million common shares of CI. The cash payment was reduced by $160 million of Assante debt outstanding at closing. Assante had $18.4 billion in assets under administration at closing, including $7.2 billion in assets under management.

For details of the accounting treatment of these acquisitions, reference is made to Note 3 accompanying the financial statements for the quarter ended November 30, 2003.

Like CI, Skylon, Synergy and Assante do not have pension plans.

In order to maintain its 34% interest in CI after the issuance of CI shares to purchase Synergy and Assante, Sun Life Assurance Company of Canada subscribed for a total of 20.7 million common shares of CI for total consideration of $265.3 million in cash. CI used these proceeds to fund in part the cash component of the above transactions.

Financial Review

Three months ended November 30, 2003

Total revenues for the quarter ended November 30, 2003, were $173.4 million, compared with $152.5 million in the prior year – an increase of 14%. The increase resulted from the additional revenues produced from the growth in fee-earning assets resulting from market appreciation and the acquisitions of Synergy, Skylon and Assante. As indicated earlier, these results include the operations of Synergy, Skylon and Assante only from the date of closing of each acquisition to the end of the quarter.

The most significant component of revenues for the quarter was management fees, which increased by 12% from $135.1 million for the quarter ended November 30, 2002, to $151.8 million in fiscal 2004.

Administration fees include administration fees earned on assets under administration in the Assante business, from certain labour-sponsored funds and any administration of third-party assets. Administration fees rose 246% from $1.3 million to $4.5 million, primarily due to revenues earned by Assante through the assets under administration ($3.4 million versus nil in fiscal 2003).

Redemption fees for the quarter decreased from $13.1 million to $10.2 million in fiscal 2004, due to a decline in overall redemptions of CI funds subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Performance fees of $0.15 million ($0.05 million in the quarter ended November 30, 2002) were recognized for the quarter, reflecting the accrued portion of performance fees that were realized based on a calendar year basis.

Other income was $6.7 million for the quarter ended November 30, 2003, up 16% from the prior year. This was primarily income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $4.6 million, up from $4.0 million in the prior year due to increased institutional assets. Other income also includes non-administrative fee income earned by Assante of $1.1 million (nil in the prior year).

There were no gains or losses on marketable securities, compared with a realized loss of $2.8 million in the prior year.

Selling, general and administrative ("SG&A") expenses rose 72% from $29.6 million to $50.8 million. A large component of the SG&A expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $24.2

million to $24.8 million. The slight increase in the cost of fund operations reflected the additional cost of the Synergy and Assante assets acquired in fiscal 2004; however, due to the achievement of cost synergies, the 2% cost increase was significantly below the 12% increase in average assets for the same period. As a result, fund operating expenses as a percentage of assets under management declined 9% to 30.5 basis points for the quarter ended November 30, 2003, from 33.4 basis points in the quarter ended November 30, 2002.

SG&A expenses net of expenses recovered from the funds rose from $5.4 million in fiscal 2003 to $26.0 million in fiscal 2004. The majority of the increase is due to $16.4 million related to option expense accrual (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The $16.4 million expense reflected the impact of a $2.32 increase in the price of CI common shares from $13.42 at August 31, 2003, to $15.74 at November 30, 2003.

Excluding the option expense, net SG&A expenses rose from $5.4 million in the prior year to $9.6 million for the quarter ended November 30, 2003. The majority of the increase was due to SG&A expenses of the acquired Assante operations, of which $2.4 million pertained to its dealership activities.

Investment adviser fees were unchanged at $13.0 million, despite the 12% increase in average managed assets. This was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts.

Direct costs attributable to the operation of the Assante dealership were $2.5 million (nil for the quarter ended November 30, 2002). When viewed in conjunction with SG&A expenses of $2.4 million and revenues from the dealership (as reported in administration fees and other income) of $4.5 million, this results in an operating loss of $0.4 million.

Trailer fees rose from $41.1 million in fiscal 2003 to $45.3 million in fiscal 2004, an increase of 10%. This increase reflected the trailer fees on the additional Skylon, Synergy and Assante assets, as well as market appreciation of CI's funds.

Distribution fees to limited partnerships declined from $1.7 million to $1.4 million due to the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $50.3 million to $8.8 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record industry-leading sales in fiscal 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised period was determined by management to be consistent with the period over which CI currently benefits from the sales commission paid and it improves the comparability of CI's financial results with other companies.

Interest expense increased from $1.7 million in fiscal 2003 to $1.8 million in fiscal 2004 because of higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

Other expenses increased from $3.0 million in fiscal 2003 to $3.3 million in fiscal 2004. These include expenses related to the management of institutional assets at CI's U.S. subsidiaries, which increased to $2.7 million from $2.3 million in the prior year, and reduced expenses associated with CI's third-party processing business (nil down from $0.4 million in the prior year).

CI Funds® **News Release**

Minority interest for the quarter ended November 30, 2003, was $1.1 million, down slightly from $1.2 million in the prior year. Minority interest is the 33% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $70.1 million for the quarter ended November 30, 2003, an increase of 100% from $35.1 million in the prior year.

The income tax provision increased from $13.6 million in fiscal 2003 to $54.9 million in the current year. The income tax provision was negatively impacted by legislated increases to future tax rates, such that CI's long-term tax rate increased from 30% to 36% and resulted in a non-cash charge of $30.9 million in the quarter. Of this amount, $24 million relates specifically to fund management contracts acquired in the prior fiscal year, for which $120 million of future income taxes was previously recorded on the balance sheet. The $24 million adjustment to the balance sheet to increase the future tax liability on the fund management contracts to $144 million was charged to the income statement in the quarter.

Net income for the period was $15.2 million ($0.06 per share), compared with net income of $21.4 million ($0.09 per share) in the prior year. The decrease in net income resulted from the additional $24 million of future income taxes as described above. Adjusted for the future income tax charge, net income would have been $39.2 million ($0.16 per share), an increase of 83% from the prior year. This reflected an increase in the overall profitability of CI and a reduction in the amount of amortization of deferred sales commissions.

EBITDA, free cash flow and operating margin, which are discussed below, are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $81.4 million ($0.33 per share) for the quarter, a decrease of 8% from $87.6 million ($0.37 per share) in fiscal 2003.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $43.8 million, down from $47.3 million in the prior fiscal year. The primary contributor to the decrease in free cash flow was the increase in sales commissions paid during the quarter from $15.7 million in the prior year to $23.2 million for the quarter ended November 30, 2003. Free cash flow was approximately 1.5 times the $29.6 million dividend ($0.10 per share) paid subsequent to the quarter end on December 15, 2003. It is important to note that the dividend was paid on the additional shares issued in conjunction with the Synergy and Assante acquisitions; however, CI did not benefit from the assets acquired for the entire quarter due to the timing of the closings of the transactions.

CI's operating margin (management fees less trailer fees, investment adviser fees and net SG&A expenses as a percentage of average mutual fund assets, but excluding the effect of the option expense as described above) on its asset management business was 1.08% for the quarter, up from 1.04% in the prior year. (Although the option expense is a compensation cost, the expense is based on an accrual affected by the price of CI shares at the end of the quarter and is therefore subject to volatility that may distort the actual cost that may be incurred over the life of the options.) The increase from the prior year was attributable to higher management fees, which rose from 1.86% to 1.87%; lower investment adviser fees, which declined from 0.18% to 0.16%; lower trailer fees, which fell from 0.57% to 0.56%; and consistent net SG&A expenses at 0.08%.

Six months ended November 30, 2003

Total revenues for the six months ended November 30, 2003, were $325.7 million, compared with $282.9 million in the prior year – an increase of 15%. The increase resulted from the additional revenues produced by the higher level of fee-earning assets resulting from market appreciation and the acquisitions of Synergy, Skylon and Assante. As indicated earlier, these results include the operations of Synergy, Skylon and Assante only from the date of closing of each acquisition to the end of the period.

The most significant component of revenues for the six months was management fees, which increased by 18% from $243.2 million for the six months ended November 30, 2002, to $287.8 million in fiscal 2004.

Administration fees include administration fees earned on assets under administration in the Assante business, from certain labour-sponsored funds and any administration of third-party assets. Administration fees rose 119% from $2.6 million to $5.7 million, primarily due to revenues earned by Assante through the assets under administration ($3.4 million versus nil in fiscal 2003).

Redemption fees for the six months decreased from $26.3 million to $19.9 million in fiscal 2004, due to a decline in overall redemptions of CI funds subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Performance fees of $0.15 million ($0.05 million in the six months ended November 30, 2002) were recognized for the six months, reflecting the accrued portion of performance fees that were realized based on a calendar year basis.

There were gains on marketable securities of $0.3 million, compared with a realized loss of $2.6 million in the prior year.

Other income was $11.8 million for the six months ended November 30, 2003, down 11% from the prior year. This was primarily income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $8.9 million, up from $8.3 million in the prior year due to increased institutional assets. Income from CI's third-party processing was nil, compared with $3.9 million in the prior fiscal year. Other income also includes non-administrative fee income earned by Assante of $1.1 million (nil in the prior year).

SG&A expenses rose 62% from $54.2 million to $87.8 million. A large component of the SG&A expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $44.2 million to $48.4 million. The increase in the cost of fund operations reflected the additional cost of Synergy and Assante assets acquired in fiscal 2004 and the fact that the cost of the Spectrum Investment Management Limited and Clarica Diversico Ltd. operations acquired in July 2002 were not reflected in the full six months of the prior fiscal year. Due to the achievement of cost synergies, the 10% cost increase was significantly below the 17% increase in average assets for the same period – resulting in the fund operating costs as a percentage of assets declining from the prior year. Compared with the six months ended November 2002, fund operating expenses as a percentage of assets under management declined 7% from 33.4 basis points to 31.2 basis points for the six months ended November 30, 2003.

SG&A expenses net of expenses recovered from the funds rose from $10.0 million in fiscal 2003 to $39.4 million in fiscal 2004. The majority of the increase was due to $25.5 million related to option expense accrual (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The $25.5 million expense reflected the impact of a $3.84 increase in the price of CI common shares from $11.90 at May 31, 2003, to $15.74 at November 30, 2003.

Excluding the option expense, net SG&A expenses rose from $10.0 million in the prior year to $13.9 million for the six months ended November 30, 2003. The majority of the increase was due to SG&A

expenses of the Assante operations and the overall effect of acquiring the Spectrum, Clarica Diversico, Skylon and Synergy businesses.

Investment adviser fees declined slightly from $24.9 million in fiscal 2003 to $24.7 in fiscal 2004, despite a 17% increase in average assets under management. The decrease was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts.

Direct costs attributable to the operation of the Assante dealership were $2.5 million (nil for the six months ended November 30, 2002).

Trailer fees rose from $71.8 million in fiscal 2003 to $84.6 million in fiscal 2004, an increase of 18%. This increase is a result of the trailer fees on the additional Skylon, Synergy and Assante assets, market appreciation of CI's funds and the fact that trailer fees on the Spectrum and Clarica Diversico assets were not reflected in the full six months of fiscal 2003.

Distribution fees to limited partnerships declined from $3.8 million to $2.9 million due to the redemption of assets that had commissions funded by the limited partnerships.

Amortization of deferred sales commissions fell from $97.6 million to $15.5 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record sales in fiscal 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the amortization period of deferred sales commissions from 36 months to 84 months as described earlier.

Interest expense increased from $2.7 million in fiscal 2003 to $3.4 million in fiscal 2004 because of higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

Other expenses increased from $6.2 million in fiscal 2003 to $7.4 million in fiscal 2004. These include expenses related to the management of institutional assets at CI's U.S. subsidiaries, which were $4.6 million in the prior year and $5.0 million in the current year. Expenses associated with CI's third-party processing business were nil, down from $1.1 million in the prior year. This was offset by miscellaneous expenses related to strategic activities of $2.0 million ($0.6 million in the prior year).

Minority interest expense for the six months ended November 30, 2003, was $2.5 million, down slightly from $2.3 million in the prior year. Minority interest is the 33% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $142.8 million for the six months ended November 30, 2003, an increase of 125% from $63.5 million in the prior year.

The income tax provision increased from $24.5 million in fiscal 2003 to $84.1 million in the current year. The increase includes the $30.9 million non-cash charge relating to higher future tax rates, as discussed above.

Net income for the period was $58.7 million ($0.24 per share), compared with net income of $39.0 million ($0.18 per share) in the prior year. Net income includes the effect of an additional $24 million of future income taxes as described above. Adjusted for this, net income would have been $82.7 million ($0.34 per share) an increase of 112% from the prior year. The increase in adjusted net income resulted from the increase in the overall profitability of CI and the reduction in the amount of amortization of deferred sales commissions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $162.8 million ($0.68 per share) for the six months, a decrease of 1% from $164.8 million ($0.77 per share) in fiscal 2003.

Free cash flow (operating cash flow less sales commissions and minority interest) for the six months was $87.3 million, up from $85.0 million in the prior fiscal year. The primary contributor to the increase in

free cash flow was the increased profitability over the period, offset partly by an increase in sales commissions paid during the six months to $43.5 million from $30.8 million in the prior year.

CI's operating margin (management fees less trailer fees, investment adviser fees and net SG&A expenses as a percentage of average mutual fund assets, but excluding the effect of the option expense as described above) on its asset management business was 1.08% for the six months, up from 1.03% in the prior year. The change was attributable to higher management fees, which rose from 1.84% to 1.86%; a decrease in adjusted net SG&A expenses, which fell from 0.08% to 0.07%; lower investment adviser fees, which declined from 0.19% to 0.16%; and higher trailer fees, which rose from 0.54% to 0.55%.

Financial Position

Debt, net of cash and marketable securities, was $236.7 million, up from $91.4 million at May 31, 2003. The increase in net debt resulted from the acquisition of Skylon, Synergy and Assante.

In the second quarter of fiscal 2004, CI did not repurchase any shares; however, 5.0 million fewer shares of CI were issued as a result of CI's "toehold" position in Assante shares. The effective cost of the CI shares not issued was $11.08 per share. On November 30, 2003, CI shares closed at $15.74 on the Toronto Stock Exchange.

At November 30, 2003, CI had $15.3 million in marketable securities, of which the largest holding was a $6.5 million investment in common shares of Loring Ward International Ltd. (market value $6.5 million). This investment was sold in early January 2004 for $6.5 million. The value of all marketable securities generally fluctuates with overall market levels. The remaining investments are primarily seed investments in CI's hedge funds and mutual funds.

At November 30, 2003, CI's balance sheet included $92.0 million of Assante clients' funds held in trust as an asset and an offsetting liability. These funds are held independently from CI and do not represent funds available to CI or Assante.

Accounts receivable and prepaid expenses increased from $41.1 million on May 31, 2003, to $95.6 million on November 30, 2003. The majority of the increase relates to management fees receivable on the Assante assets.

Income taxes recoverable were $21.3 million at November 30, 2003, up from $6.1 million at May 31, and arose primarily from $55.0 million of tax losses available from the acquisition of Synergy.

Future income tax assets were $19.5 million on November 30, 2003, up from $9.9 million at year end. The increase was a result of the future tax asset relating to the stock option liability.

Capital assets were $31.4 million at November 30, 2003, up from $4.7 million at May 31, 2003. The increase was a result of the acquisition of Assante, which has a significant investment in capital assets related to its dealerships and asset management operations.

The increase in fund administration contracts ($32.5 million versus nil at year end), fund management contracts ($979.6 million versus $432.6 million at year end) and goodwill ($905.4 million versus $329.7 million at year end) are related to the acquisition of Skylon, Synergy and Assante and are described in Note 3 to the consolidated financial statements for the quarter ended November 30, 2003.

Accounts payable increased from $42.0 million at May 31, 2003, to $136.7 million at November 30, 2003. The increase relates to the addition of the Assante business – primarily trailer fees and asset-related payouts to advisers.

The liability for stock-based compensation was $52.9 million and reflects the accrued liability on a cash payment basis for options on CI common shares based on a period-end price of $15.74. When paid, the payment is fully deductible for tax purposes at the prevailing corporate rate at the time of payment, which is reflected as a future income tax asset.

Future income tax liabilities at November 30, 2003, were $404.1 million, up from $169.7 million at year end. The increase resulted from the setup of the future tax liability related to the fund management and administration contracts for the three acquisitions, as well as the impact of legistated increases in future tax rates, as previously discussed.

At November 30, 2003, CI's mutual fund assets had a terminal redemption value of $840 million.

OUTLOOK

Since November 30, 2003, markets have continued to rise. As reported on January 2, 2004, CI's fee-earning assets increased by 3.7% or $2.1 billion in December 2003 to $58.5 billion, representing the largest one-month increase in almost two years.

On a consolidated basis with Assante, CI reported positive net sales of $5 million. This was the first month of positive net sales in fiscal 2004. In addition, CI closed its first structured product transaction through Skylon, raising $115 million in December 2003.

The integration of Synergy and Skylon were completed in record time for CI and the benefits of these acquisitions will be fully reflected in the results for CI's quarter ended February 29, 2004.

The outlook for the Assante business continues to be strong, as positive sales and good asset appreciation have continued since CI acquired the business. Assante is expected to be a strong contributor to CI's earnings and cash flow during the third quarter.

Additional disclosure which sets out results for the asset management and asset administration business segments will be provided in the third quarter as a full quarter of results for the acquired businesses will be included in CI's financial statements.

With the effect of market appreciation on CI's funds and the expected contribution from the Synergy, Skylon and Assante businesses, it is expected that cash flow will significantly exceed CI's requirements for funding new sales in the foreseeable future. As a result, surplus funds should be available to pay dividends and meet any other operational cash requirements, including debt service costs or the repurchase of shares under CI's normal course issuer bid.

In December 2003, CI entered into a new loan agreement with a major Canadian chartered bank that provides up to $350 million of borrowing capacity.

The Board of Directors declared a quarterly cash dividend of $0.125 per common share payable on March 15, 2004, to shareholders of record on March 1, 2004, an increase from the previous rate of $0.10 per share.

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
Telephone: (416) 364-1145

CI Funds® **News Release**

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the three months ended November 30, (unaudited)

(thousands of dollars, except per share amounts)	**2003**	2002
REVENUE		
Management fees	**151,816**	135,143
Administration fees	**4,476**	1,255
Redemption fees	**10,157**	13,128
Performance fees	**152**	52
Gain (loss) on sale of marketable securities	—	(2,835)
Other income	**6,749**	5,756
	173,350	152,499
EXPENSES		
Selling, general and administrative	**50,794**	29,637
Less: expenses recovered from funds	**24,769**	24,203
Net selling, general and administrative	**26,025**	5,434
Investment adviser fees	**13,021**	13,039
Investment dealer fees	**2,503**	—
Trailer fees	**45,260**	41,116
Distribution fees to limited partnerships	**1,436**	1,747
Amortization of deferred sales commissions	**8,752**	50,305
Interest	**1,816**	1,667
Other	**3,290**	2,960
	102,103	116,268
Minority interest	**1,146**	1,164
Income before income taxes	**70,101**	35,067
Provision for income taxes		
Current	**25,043**	25,819
Future	**29,868**	(12,182)
	54,911	13,637
Net income for the period	**15,190**	21,430
Deficit, beginning of period	**(289,074)**	(296,284)
Cost of shares repurchased in excess of stated value	—	(1,614)
Dividends declared	**(23,450)**	(18,757)
Deficit, end of period	**(297,334)**	(295,225)
Earnings per share	**0.06**	0.09
Diluted earnings per share	**0.06**	0.09

CI Funds **News Release**

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the six months ended November 30, (unaudited)

(thousands of dollars, except per share amounts)	**2003**	2002
REVENUE		
Management fees	**287,848**	243,239
Administration fees	**5,683**	2,575
Redemption fees	**19,892**	26,310
Performance fees	**152**	52
Gain (loss) on sale of marketable securities	**259**	(2,590)
Other income	**11,847**	13,272
	325,681	282,858
EXPENSES		
Selling, general and administrative	**87,798**	54,205
Less: expenses recovered from funds	**48,425**	44,179
Net selling, general and administrative	**39,373**	10,026
Investment adviser fees	**24,697**	24,905
Investment dealer fees	**2,503**	—
Trailer fees	**84,594**	71,810
Distribution fees to limited partnerships	**2,888**	3,783
Amortization of deferred sales commissions	**15,477**	97,618
Interest	**3,443**	2,685
Other	**7,440**	6,210
	180,415	217,037
Minority interest	**2,490**	2,336
Income before income taxes	**142,776**	63,485
Provision for income taxes		
Current	**50,000**	48,931
Future	**34,110**	(24,397)
	84,110	24,534
Net income for the period	**58,666**	38,951
Deficit, beginning of period	**(305,932)**	(236,690)
Cost of shares repurchased in excess of stated value	**(7,776)**	(70,254)
Dividends declared	**(42,292)**	(27,232)
Deficit, end of period	**(297,334)**	(295,225)
Earnings per share	**0.24**	0.18
Diluted earnings per share	**0.24**	0.18

CI Funds® **News Release**

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended November 30, (unaudited)

(thousands of dollars)	**2003**	2002
OPERATING ACTIVITIES		
Net income for the period	**15,190**	21,430
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**721**	602
Future income taxes	**29,868**	(12,182)
Amortization of deferred sales commissions	**8,752**	50,305
Loss on sale of marketable securities	**—**	2,835
Stock-based compensation	**12,505**	
Minority interest	**1,146**	1,164
Operating cash flow	**68,182**	64,154
Net change in non-cash working capital balances related to operations	**14,756**	(1,344)
Cash provided by operating activities	**82,938**	62,810
INVESTING ACTIVITIES		
Additions to capital assets	**(936)**	(29)
Purchase of marketable securities	**(15)**	(9,061)
Proceeds on sale of marketable securities	**1**	26,022
Sales commissions	**(23,189)**	(15,684)
Cash paid on acquisitions, including transaction costs, net of cash acquired	**(411,937)**	—
Cash provided by (used in) investing activities	**(436,076)**	1,248
FINANCING ACTIVITIES		
Long-term debt	**137,448**	(39,000)
Repurchase of share capital	**—**	(2,739)
Issuance of share capital	**266,345**	203
Distributions to minority interest	**(1,174)**	—
Dividends paid to shareholders	**(23,450)**	(18,757)
Cash provided by (used in) financing activities	**379,169**	(60,293)
Net increase in cash during the period	**26,031**	3,765
Cash, beginning of period	**1,476**	1,430
Cash, end of period	**27,507**	5,195

CI Funds®

News Release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended November 30, (unaudited)

(thousands of dollars)	**2003**	2002
OPERATING ACTIVITIES		
Net income for the period	**58,666**	38,951
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**1,089**	1,036
Future income taxes	**34,110**	(24,397)
Amortization of deferred sales commissions	**15,477**	97,618
(Gain) loss on sale of marketable securities	**(259)**	2,590
Stock-based compensation	**21,732**	—
Minority interest	**2,490**	2,336
Operating cash flow	**133,305**	118,134
Net change in non-cash working capital balances related to operations	**22,845**	(52,694)
Cash provided by operating activities	**156,150**	65,440
INVESTING ACTIVITIES		
Additions to capital assets	**(1,174)**	(141)
Purchase of marketable securities	**(24,917)**	(52,685)
Proceeds on sale of marketable securities	**5,715**	30,764
Sales commissions	**(43,472)**	(30,833)
Cash paid on acquisitions, including transaction costs, net of cash acquired	**(411,937)**	—
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	—	9,744
Cash used in investing activities	**(475,785)**	(43,151)
FINANCING ACTIVITIES		
Long-term debt	**135,448**	92,000
Repurchase of share capital	**(11,880)**	(84,965)
Issuance of share capital	**266,381**	1,510
Distributions to minority interest	**(2,288)**	(1,515)
Dividends paid to shareholders	**(42,292)**	(27,232)
Cash provided by (used in) financing activities	**345,369**	(20,202)
Net increase in cash during the period	**25,734**	2,087
Cash, beginning of period	**1,773**	3,108
Cash, end of period	**27,507**	5,195

CI Funds®

News Release

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)	**As at November 30, 2003 (unaudited)**	As at May 31, 2003
ASSETS		
Current		
Cash	**27,507**	1,773
Trust funds on deposit	**91,988**	—
Marketable securities	**15,283**	50,789
Accounts receivable and prepaid expenses	**95,639**	41,143
Income taxes recoverable	**21,265**	6,090
Future income taxes	**19,487**	9,932
Total current assets	**271,169**	109,727
Capital assets	**31,406**	4,689
Deferred sales commissions, net of accumulated amortization of $248,480 (May 31, 2003 - $233,003)	**189,948**	145,876
Fund administration contracts	**32,500**	—
Fund management contracts	**979,582**	432,582
Goodwill	**905,413**	329,680
Other assets	**9,396**	3,096
	2,419,414	1,025,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**136,697**	42,014
Trust funds payable	**91,988**	—
Stock-based compensation	**52,890**	31,223
Deferred revenue	**3,755**	—
Current portion of long-term debt	—	24,000
Total current liabilities	**285,330**	97,237
Long-term debt	**279,448**	120,000
Deferred lease inducements	**2,962**	3,213
Future income taxes	**404,075**	169,653
Total liabilities	**971,815**	390,103
Minority interest	**1,260**	2,822
Shareholders' equity		
Share capital	**1,743,673**	938,657
Deficit	**(297,334)**	(305,932)
Total shareholders' equity	**1,446,339**	632,725
	2,419,414	1,025,650

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI announces portfolio manager changes to four Synergy mutual funds

TORONTO (January 16, 2004) – CI Mutual Funds Inc. today announced portfolio management changes to four Synergy funds, to take effect immediately.

The changes reflect a mutual decision by CI and Marsico Capital Management, LLC of Denver to terminate Marsico's contract as a sub-adviser to CI. CI inherited the relationship with the acquisition of Synergy Asset Management Inc. in October 2003. Marsico manages approximately $180 million in assets for CI.

In the first change, Bill Miller, Chief Executive Officer of Legg Mason Funds Management, Inc. of Baltimore and portfolio manager of CI Value Trust Sector Fund, will assume management of Synergy American Growth Class. Mr. Miller is known for being the only equity mutual fund manager to have outperformed the S&P 500 Index for the past 13 consecutive calendar years.

Second, William Sterling, Chief Investment Officer of Trilogy Advisors, LLC of New York, will become portfolio manager of Synergy Global Growth Class. Mr. Sterling manages a number of other CI funds, including CI Global Fund and CI International Balanced Fund.

Marsico also manages a portion of the portfolios of two Synergy multi-manager funds. Mr. Miller and Mr. Sterling will replace Marsico in managing part of the portfolio of Synergy Global Style Management Class. In addition, David Picton, head of CI's Synergy Funds group, will take over Marsico's portion of the Synergy Extreme Canadian Equity Fund portfolio. Mr. Picton remains lead portfolio manager of that fund.

The changes indirectly affect Synergy Global Growth RSP Fund (of which the underlying fund is Synergy Global Growth Class), Synergy American Growth RSP Fund (of which the underlying fund is Synergy American Growth Class), and Synergy Global Style Management RSP Fund (of which the underlying fund is Synergy Global Style Management Class).

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $59.1 billion in fee-generating assets as of December 31, 2003. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

-30-

For more information, contact:
Peter W. Anderson,
President and Chief Executive Officer
CI Mutual Funds Inc.
416-364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce des changements de gestionnaires de portefeuille pour quatre fonds mutuels Synergy

TORONTO (le 16 janvier 2004) – CI Mutual Funds Inc. a annoncé aujourd'hui des changements dans la gestion de portefeuille de quatre fonds Synergy qui prennent effet immédiatement.

Les changements reflètent une décision mutuelle de CI et de Marsico Capital Management, LLC de Denver pour mettre fin au contrat de Marsico en tant que sous-conseiller pour CI. CI a hérité de cette relation de sous-consultation avec l'acquisition de Synergy Asset Management Inc. en octobre 2003. Marsico gère environ 180 millions de dollars en actif pour CI.

Dans un premier temps, Bill Miller, chef de la direction de Legg Mason Funds Management, Inc. de Baltimore et gestionnaire de portefeuille du Fonds secteur valeur de fiducie CI, assumera la gestion de Catégorie croissance américaine Synergy. M. Miller est connu pour être le seul gestionnaire de fonds mutuels d'actions à avoir surclassé l'indice S&P 500 sur les 13 dernières années fiscales.

En second lieu, William Sterling, directeur des placements de Trilogy Advisors, LLC de New York, deviendra le gestionnaire de portefeuille de Catégorie croissance mondiale Synergy. M. Sterling gère un certain nombre d'autres fonds CI, y compris le Fonds mondial CI et le Fonds équilibré international CI.

Marsico gérait également une partie des portefeuilles de deux fonds multigestionnaires de Synergy. M. Miller et M. Sterling remplaceront Marsico dans la gestion d'une partie du portefeuille de Catégorie gestion de style mondial Synergy. En outre, David Picton, chef du Groupe de Fonds Synergy de CI, prendra à sa charge la partie du Fonds extrême d'actions canadiennes Synergy de Marsico. M. Picton reste le gestionnaire principal du portefeuille pour ce Fonds.

Ces changements affectent indirectement le Fonds RER croissance mondiale Synergy (dont le fonds sous-jacent est la Catégorie croissance mondiale Synergy), le Fonds RER croissance américaine Synergy (dont le fonds sous-jacent est la Catégorie croissance américaine Synergy) et le Fonds RER gestion de style mondial Synergy (dont le fonds sous-jacent est la Catégorie gestion de style mondial Synergy).

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), qui est une société de gestion de placements indépendante, sous contrôle canadien et qui gérait environ 59,1 milliards de dollars d'actifs rapportant des commissions au 31 décembre 2003. À travers ses principales filiales d'opération (CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc.) CI offre une vaste gamme de choix de placement et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à www.cifunds.com.

-30-

Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson, Président et chef de la direction, CI Mutual Funds Inc., 416 364-1145

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending January 31, 2004

January 20, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending January 31, 2004 of $0.0666 per unit payable on February 13, 2004 to unitholders of record as at January 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

Saxon Diversified Value Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending January 31, 2004

January 20, 2004 –Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending January 31, 2004 of $0.1510 per unit payable on February 13, 2004 to unitholders of record as at January 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

Skylon Global Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\jan04\rel-skylon-global-2.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending January 31, 2004

January 20, 2004 –Convertible & Yield Advantage Trust (the "Trust")) announces a distribution for the month ending January 31, 2004 of $0.1458 per unit payable on February 13, 2004 to unitholders of record as at January 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

Convertible & Yield Advantage Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\jan04\rel-skylon-conver-2t.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending January 31, 2004

January 20, 2004 –Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending January 31, 2004 of $0.1510 per unit payable on February 13, 2004 to unitholders of record as at January 30, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

Skylon Global Capital Yield Trust II is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
416-681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Initial Distribution For Month Ending January 31, 2004

January 20, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces an initial distribution for the month ending January 31, 2004 of $0.15625 per unit payable on February 13, 2004 to unitholders of record as at January 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

High Yield & Mortgage Plus Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\jan04\rel-skylon-highyield-2doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending January 31, 2004

January 20, 2004 –Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending January 31, 2004 of $0.1875 per unit payable on February 13, 2004 to unitholders of record as at January 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with tax-effective monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25 per unit to unitholders on or about April 30, 2007.

Skylon Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\jan04\rel-skylon-capital-2.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending January 31, 2004

January 20, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending January 31, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	January 30, 2004	February 13, 2004
Series B units	US$0.0417 per unit	January 30, 2004	February 13, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
416-681-6676
1-800-253-1043

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, January 20, 2004 - DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution to unitholders. The distribution will consist of a return of capital.

Rate: $0.0625 per unit

Payable Date: February 13, 2004

Record Date: January 30, 2004

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\ddj-us\2004\jan\jan2004.dot

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, January 22, 2004 - DDJ Canadian High Yield Fund (the "Fund") intends to purchase for cancellation up to 1,079,626 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 1,079,626 Trust Units represent 10% of the public float of the Fund being 10,796,261 Trust Units as at January 22, 2004. The number of issued and outstanding Trust Units as at January 22, 2004 is 10,796,261.

The purchases may commence on January 27, 2004 and will terminate on January 26, 2005, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust Agreement which created the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

The Fund did not purchase any Trust Units pursuant to its previous normal course issuer bid which commenced on January 27, 2003 and will expire on January 26, 2004.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Trust Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Trust Units are purchased would be the same as the benefits available to all other holders whose Trust Units are purchased.

For further information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 681-6542

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: BOI.UN **FOR IMMEDIATE RELEASE**

BPI GLOBAL OPPORTUNITIES II FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, January 23, 2004 – BPI Global Opportunities II Fund (the "Fund") intends to purchase for cancellation up to 545,575 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 545,575 Units represent 10% of the public float of the Fund being 5,455,750 Units as at January 22, 2004. The number of issued and outstanding Units as at January 22, 2004 is 5,455,750.

The purchases may commence on January 27, 2004 and will terminate on January 26, 2005 or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Amended and Restated Declaration of Trust of the Fund, the Fund may only repurchase Units at a price per Unit which does not exceed the Net Asset Value per Unit on the day immediately prior to the offer to purchase or invitation for tenders. If the Units are trading at a substantial discount to the Net Asset Value per Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Units to purchase Units in the market.

The Fund did not purchase any Units pursuant to its previous normal course issuer bid which commenced on January 27, 2003 and will expire on January 26, 2004.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For further information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 681-6542